Exhibit 21.1

SUBSIDIARIES OF GROWGENERATION, CORP.

Subsidiary	Jurisdiction of Incorporation
GrowGeneration Pueblo Corp. (1)	Colorado
GrowGeneration California Corp. (1)	Delaware

(1)	100% owned by GrowGeneration, Corp.